# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Algorhythm Holdings, Inc., CIK 0000923601
CUSIP: 829322403
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 800 Corporate Drive, Suite 216, FORT LAUDERDALE, Florida (FL), 33334
Date of event which requires filing of this statement: 09/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002158212

## Reporting persons
- AZURE ENERGY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 4,076,312; shared voting power 0; sole dispositive power 4,076,312; shared dispositive power 0; aggregate amount beneficially owned 4,076,312 (20% of the class)
  Comment: Shares beneficially owned do not include 22,038 shares of Series B preferred stock that is convertible into common stock only upon stockholder approval. Percentage based on 20,391,757 shares of common stock outstanding as of September 15, 2026.
- THOMPSON ANDREW LITTLE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,119,542; shared voting power 4,076,312; sole dispositive power 2,119,542; shared dispositive power 4,076,312; aggregate amount beneficially owned 6,195,854 (30.4% of the class)
  Comment: Shares beneficially owned include (i) 2,119,542 shares of common stock of Issuer directly owned by Reporting Person, and (ii) 4,076,312 shares of common stock of Issuer owned by Azure Energy, LLC ("Azure") but do not include 22,038 shares of Series B preferred stock owned by Azure that is convertible into common stock only upon stockholder approval. Reporting Person is the Managing Partner and owns 50% of Azure. Reporting Person disclaims beneficial ownership of Azure shares except to the extent of his pecuniary interest, if any, therein. Percentage based on 20,391,757 shares of common stock outstanding as of September 15, 2026.
- Kevin S. Tangen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,076,312; sole dispositive power 0; shared dispositive power 4,076,312; aggregate amount beneficially owned 4,076,312 (20% of the class)
  Comment: Shares deemed beneficially owned include 4,076,312 shares of common stock of Issuer owned by Azure Energy, LLC ("Azure"), but do not include 22,038 shares of Series B preferred stock owned by Azure, which is convertible into common stock only upon stockholder approval. Reporting Person owns 50% of Azure but disclaims beneficial ownership of Azure shares except to the extent of his pecuniary interest, if any, therein. Percentage based on 20,391,757 shares outstanding as of September 15, 2026.

## Item 1. Issuer
Name of issuer: Algorhythm Holdings, Inc.
Address of issuer's principal executive offices: 800 Corporate Drive, Suite 216, FORT LAUDERDALE, FLORIDA, 33334.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Azure Energy, LLC, a Delaware limited liability company ("Azure"), Andrew Little Thompson, an individual, and Kevin S. Tangen, an individual.
Address of principal business office or, if none, residence:
(1) Azure Energy, LLC
2459 Wilkinson Boulevard
Suite 120-C
Charlotte, NC 28208

(2) Andrew Little Thompson
Algorhythm Holdings, Inc.
800 Corporate Drive, Suite 216
Fort Lauderdale, FL 33334

(3) Kevin S. Tangen
Azure Energy, LLC
2459 Wilkinson Boulevard
Suite 120-C
Charlotte, NC 28208
Citizenship: Azure Energy, LLC is a Delaware limited liability company. Andrew Little Thompson and Kevin S. Tangen are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
On September 15, 2026, Issuer, through its wholly owned subsidiary Azure Holdings, LLC as Buyer ("Azure Holdings"), entered into an Asset Purchase Agreement with Azure Energy, LLC as Seller ("Azure") pursuant to which Azure Holdings acquired substantially all of Azure's assets for consideration consisting entirely of 4,076,312 shares of Common Stock and 22,038 shares of Series B Preferred Stock of Issuer, equal in value to $23,000,000. The Series B Preferred Stock is convertible into Common Stock only upon approval by Issuer's stockholders and, accordingly, is not included in the beneficial ownership reported herein.

Also on September 15, 2026, Issuer granted Mr. Thompson 2,119,542 restricted shares of Common Stock as an inducement grant under Nasdaq Listing Rule 5635(c)(4), of which 1,059,771 shares vested on the grant date and 1,059,771 shares vest on September 15, 2027.

Mr. Thompson owns 50% and is the Managing Partner of Azure and may be deemed to share voting and dispositive power over the shares held by Azure with Kevin S. Tangen, who also owns 50% of Azure. Mr. Thompson and Mr. Tangen each disclaim beneficial ownership of the shares held by Azure except to the extent of their pecuniary interest, if any, therein.
Percent of class:
(i) Azure is the beneficial owner of 19.99% of Issuer's shares.
(ii) Mr. Thompson may be deemed to be the beneficial owner of 30.38% of Issuer's shares but disclaims beneficial ownership of shares held by Azure except to the extent of his pecuniary interest, if any, therein.
(iii) Mr. Tangen may be deemed to be the beneficial owner of 19.99% of Issuer's shares but disclaims beneficial ownership of shares held by Azure except to the extent of his pecuniary interest, if any, therein.

Percentages are based on 20,391,757 shares of common stock outstanding as of September 15, 2026.
Sole power to vote or to direct the vote:
(1) Azure 4,076,312
(2) Mr. Thompson 2,119,542
(3) Mr. Tangen 0
Shared power to vote or to direct the vote:
(1) Azure 0
(2) Mr. Thompson 4,076,312
(3) Mr. Tangen 4,076,312
Sole power to dispose or to direct the disposition:
(1) Azure 4,076,312
(2) Mr. Thompson 2,119,542
(3) Mr. Tangen 0
Shared power to dispose or to direct the disposition:
(1) Azure 0
(2) Mr. Thompson 4,076,312
(3) Mr. Tangen 4,076,312

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons may be deemed a group for purposes of Section 13(d)(3) of the Act. Each Reporting Person disclaims membership in a group except as expressly stated herein. See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AZURE ENERGY, LLC: /s/ Andrew L. Thompson, Managing Partner (10/19/2026)
- THOMPSON ANDREW LITTLE: /s/ Andrew L. Thompson, Andrew L. Thompson (10/19/2026)
- Kevin S. Tangen: /s/ Kevin S. Tangen, Kevin S. Tangen (10/19/2026)